Monster Offers
A Nevada Corporation
_____________________________________________________________________________
      P.O. Box 1092, Bonsall, CA  92003  o  Telephone: (760) 208-4905

May 12, 2011

VIA EDGAR TRANSMISSION AND FACSIMILE
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U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Maryse Mills-Apenteng, Special Counsel
            Division of Corporation Finance
            Telecopier Number:  703-813-6981

Re: Monster Offers
    File No.:  333-171932
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Monster Offers, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-171932) to become effective at 4:00 PM Eastern Standard Time on Monday, May 23, 2011, or as
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soon thereafter as practicable.

Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact myself, at the above listed phone number or our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ Paul Gain
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        Paul Gain
        Chief Executive Officer

cc:   Thomas C. Cook, Esq.

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